Exhibit 99.1

Date: February 6, 2008	Contact: Wes Phillips

Release: Immediately	Phone: 251-476-2720
EnergySouth, Inc. reports fiscal 2008 first quarter earnings and announces declaration of dividend
Mobile, AL: EnergySouth, Inc. today reported earnings for the fiscal quarter ended December 31, 2007 of $4,087,000, or $0.50 per diluted share, as compared to net income for the quarter ended December 31, 2006 of $4,614,000, or $0.57 per diluted share. The decrease in earnings of $0.07 per diluted share was driven by the expansion of the Company’s midstream operations.
Earnings from the Company’s midstream operations for the quarter ended December 31, 2007 were $0.13 per diluted share, a decrease of $0.07 per diluted share as compared to the same period last year. The decrease in earnings was due primarily to increased operating expenses incurred as a result of the continuing expansion of the midstream operations, including the acquisition of assets in November 2007 to be developed in Mississippi. These increases in expense were partially offset by increased revenues from short-term storage agreements and a decrease in net interest expense (interest expense less capitalized interest).
Earnings per diluted share of $0.36 from the Company’s natural gas distribution business for the quarter ended December 31, 2007 were unchanged when compared to the same prior-year period. Margins, defined as revenues less cost of gas and related taxes, decreased due primarily to a decline in consumption by temperature-sensitive customers. This decrease was offset by a decline in operating expenses during the current-year period.
Earnings from other business operations for the quarter ended December 31, 2007 were also unchanged when compared to the same prior-year period. A decrease in merchandise sales and related merchandising activities was offset by an increase in net interest income earned during the current year period.
The Board of Directors of EnergySouth, Inc., at a meeting held January 25, 2008, declared a quarterly dividend on the outstanding Common Stock of $0.25 per share, to be paid April 1, 2008 to holders of record as of March 14, 2008.
EnergySouth, Inc. is a holding company which has two principal wholly-owned subsidiaries, Mobile Gas Service Corporation and EnergySouth Midstream, Inc. The Company’s natural gas distribution business is conducted by Mobile Gas, which purchases, sells, and transports natural gas to residential, commercial, and industrial customers in Mobile, Alabama and surrounding areas. Mobile Gas also provides merchandise sales, service, and financing. The Company’s

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natural gas midstream operations are conducted by EnergySouth Midstream, which is the general partner and 90.9% owner of Bay Gas Storage Company, a limited partnership that provides underground storage and delivery of natural gas. EnergySouth Midstream also owns 60% of Mississippi Hub, LLC, a limited liability company engaged in the construction and development of natural gas storage caverns. EnergySouth Services, Inc. is a wholly-owned subsidiary of EnergySouth Midstream engaged in natural gas marketing, trading and risk management activities, and is the general partner of Southern Gas Transmission Company, which is engaged in the intrastate transportation of natural gas.
ENERGYSOUTH, INC.
FINANCIAL RESULTS
(in thousands, except per share data)

Three months ended December 31,	2007	2006
Operating Revenues	$35,872	$38,930
Operating Expenses	$27,940	$29,932
Net Income	$4,087	$4,614

Basic Earnings Per Common Share	$0.51	$0.58

Diluted Earnings Per Common Share	$0.50	$0.57

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